September 19, 2024

Stephen Preston
Co-Chief Executive Officer
FrontView REIT, Inc.
3131 McKinney Avenue
Suite L10
Dallas, TX 75204

       Re: FrontView REIT, Inc.
           Registration Statement on Form S-11
           Filed September 9, 2024
           File No. 333-282015
Dear Stephen Preston:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-11
Risk Factors
Termination of our employment agreements with certain members ..., page 41

1. We note your response to comment 7 of our letter dated September 19, 2023. Please revise your risk factor to disclose the circumstances under which you would be required to pay members of management termination fees and identify the members to which this applies.
Pro Forma Condensed Consolidated Financial Statements, page F-2

2. We note your disclosure on page 75 indicates your New Delayed Draw Term Loan will be used to repay the existing indebtedness outstanding under the ABS Notes. We further note disclosure throughout your filing that the anticipated repayment date for the ABS Notes is
       December 2024. Please revise to present the pro forma effect from the draw of the New
       Delayed Draw Term Loan and the repayment of your ABS Notes within your pro forma
 September 19, 2024
Page 2

       financial statements, or tell us how you determined the presentation of this transaction is not necessary. Reference is made to Article 11 of Regulation S-X.
3. We refer you to your Adjustment (G) to the Unaudited Pro Forma Condensed Consolidated Statement of Operations. Please revise to also remove the related $337,000
       gain on sale of real estate, or tell us how you determined such revision is not necessary.
Exhibit 8.1, page II-4

4. We note the disclosure states that the opinion "is rendered only to you and is solely for your benefit." Please have counsel revise to clarify that shareholders may rely on the opinion. For guidance, please refer to Section III.D.1 of Staff Legal Bulletin No. 19 (CF).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Stuart A. Barr, Esq.